COUNTER-INTUITIVE COOKING INC.

A kitchen robot and AI that allows hands-off, remote, freezer-to-oven cooking

■ PITCH VIDEO   ■ INVESTOR PANEL



stop.cooking   Sykesville MD       | Food | Technology | Hardware | B2C | Automation |

Highlights

1 Eating out is 325% more expensive than eating a premade meal at home.

2 Using SueChef twice a week instead of eating out could save consumers over $500 a year!

3 Strong consumer demand as demonstrated by consumer surveys of over 550 individuals.

4 Our business model provides recurring revenue and isn't solely based on the one time product sale.

4 Our business model provides recurring revenue and isn't solely based on the one time product sale.

5 FoodTech Automation adoption has accelerated due to COVID and we're set to launch and grow quickly.

6 Works within the existing food ecosystem to provide food companies new market opportunities.

Our Team



Maxwell Wieder CEO and Co-Founder

Max is a systems engineer working on space systems as a contractor to NASA. His experience with system design and cross organizational communications and interactions provides a unique skill set of managing people and system design that is critical.

We started this company because we really want a SueChef in our homes. We keep fighting not only because we want a SueChef, but because we think the rest of the world will want one too (and our consumer research supports that).



Eddie Holzinger CTO and Co-Founder

Eddie works on government communication systems with a focus on secure mobility. He has a passion for problem solving and creating resilient secure networking solutions for his customers. He strives to ensure that SueChef user data remains private.



Clayton James Consultant

Clayton has been involved in the growth and development of many companies across multiple verticals over the last 10 years. He was the founder of Lyra where he installed operations in 8 states in a year. His support will help CICI grow and flourish.



Scott D Waterfall Mechanical Engineering Contractor

I am a Mechanical Designer/Machinist with over 40 years experience ranging from photographic, medical, Gov't contracting, etc.



Guy Roberts Electrical Engineering Contractor

Guy has extensive experience in electronic design at the board and system level. His most recent position was with Zebra Technologies where he developed RFID products for industrial and retail applications.



Brian Duffoo Director of Marketing and Sales

Experienced with relationship building, managing campaigns, and ensuring brand consistency!

Pitch



SUECHEF

A Product of

COUNTER INTUITIVE COOKING Inc.

An automated food ecosystem built around a smart kitchen appliance that takes the user out of the meal preparation equation

---

17 days a year: an average person's* time spent on meal preparation. That's time that we don't have. Our options?

- Eat out – too expensive (325% more)
- The microwave – low quality
- Skip meals - not an option

Every alternative at-home cooking solution requires the user to physically be present **at some stage of food prep.**

The Problem

*making over $75k a year

Detailed Problem



94%
Respondents that want to reduce the amount of cooking they do

54%
Gained time would be very valuable (69%) or extremely valuable (31%)

8
Average weekly hours spent preparing meals

Time Commitment
Biggest frustration in meal preparation

- 19% Can't decide what to make
- 18% Being a bad cook or not having food
- 36% Time commitment
- 27% Cleaning up



Oven



Freezer with multiple meals →

← **Bottom of oven is an elevator**



The Solution: Automated Keurig of Food

S⊔ECHEF, a patented kitchen robot with an AI named Sue, stores multiple premade meals in a freezer and autonomously puts them in the oven without human participation.

The Secret Sauce: A Proprietary Platform



PATENTED ECOSYSTEM 1
A complete turn-key, plug and play ecosystem centrally controlled and configured for optimal output and user experience

UNIQUE MATERIAL APPLICATIONS 2
Aerospace grade materials never before used in the kitchen to allow an oven and freezer to be in the same appliance

PROPRIETARY SOFTWARE 3
Proprietary and licensable software for data analytics and market research

CONTROLLED DATABASE 4
Prevent knockoff brands from breaking into market share by only allowing meals integrated into our ecosystem

A video of SueChef in action can be found here:
https://Stop.Cooking/watch

■ Future SueChef versions

Use Cases



SUECHEF

CONSUMER | BUSINESS

AGING IN PLACE | BUSY PROFESSIONALS | FAMILIES WITH YOUNG CHILDREN
COLLEGE STUDENTS | TEENAGERS | FAMILY MEALS

HOTELS | COLLEGES | RETIREMENT HOMES
AIRLINES | WEIGHT LOSS COMPANIES | OFFICES
| STADIUMS |

Market: The Busy Professional

Initial and Secondary Target Markets

Single Occupant Households	Seniors
Ages 25-44	Ages 65+
Upper two quartiles earners	Assisted living/Nursing home
4M people	3.5M people

FROZEN FOOD
Data from 2018 for TAM; 2016 for SAM

SMART KITCHEN APPLIANCES
Data from 2020




TAM $56.7 Bln
SAM $22 Bln

SOM
0.25% end Year 5
~$50M entrees/snacks
4.1% CAGR
3rd party familiar brands

SOM
5% end Year 5
~$50M D2C unit sales
21% market CAGR
Ecosystem "cornerstone"

TAM $4.2 Bln
SAM $2.2 Bln

Additional Income: Data sales B2B, professional consulting services for conducting market research

Our Business Model: A Phased Approach

Multiple Sources of Income

Software-enabled hardware company using in-home smart hardware to provide convenience for the consumer. Data collected can be used to help guide food companies on targeted marketing and consumer trends.

Phase 1: Hardware sold to the consumer will form the Keystone for our ecosystem. Leasing and financing options available.

Phase 2: We curate the experience while collecting data. We generate recurring revenue through royalties on meal sales and logistics fees from online sales.

Phase 3: Sell b2b data and offer professional consulting services for conducting broader market research.



Phase 1: Direct to Consumer Sales

Phase 2: 3rd Party Food Integration Royalties and Logistics

Phase 3: Data Analytics and Software Licensing

Phase 4: White Label and Retail Sales

Each Phase creates new revenue streams while increasing the previous ones

SueChef Survey Results






65% — Respondents in our target market who would buy a SueChef

64% 67% — 64% of Men and 67% of Women in our target market would buy a SueChef

$417 — Average expected purchase price among those who would purchase a SueChef

Remote Cooking — Primary Motivation to buy a SueChef

23% Multiple Meal Choices
10% Perfect Cooking
5% Other
35% Remote Cooking
13% AI Enhanced Scheduling
14% Automate Nutrition Tracking

Marketing and Sales

Current SueChef

SueChef V1
Singles/Senior Citizens/Students
Makes one large meal at a time. Could be used for a date.



Future SueChefs

SueChef V2&3
Couples/Families
Makes multiple meals at a time. Makes larger meals big enough for a family.


Office SueChef Breakrooms
Pay and order your meal from your desk, get a notification when its ready, and go to the breakroom to pick it up.

Sales Team

Direct to Consumer
A team dedicated to social media marketing and direct sales.


Commercial Team
Retail and white label sale oriented. Will also focus on Hotel, University, and Weight Loss company sales.


Software Sales
Sales force focused on software licensing and consumer data sales to name brand 3rd party food

Why SueChef

Features	SUECHEF	TOVALA	june	MELLOW	Suvie
REMOTE ROBOTIC COOKING	✓	✗	✗	✓	✓
No food prep or cleanup	✓	✓	✗	✗	✗
Meal options on-the-fly	✓	✗	✗	✗	✗
Familiar 3rd-party brand food	✓	✓	✗	✗	✗
No subscription	✓	✗	✓	✓	✓
AI enhanced experience	✓	✗	✓	✗	✗
Long-term cold storage	✓	✗	✗	✗	✗

Current Status



Initial system design and development, worked with engineering firm to develop videos/renderings – Winter 2019

Utility patent filed in February 2020 for "Multi-Meal Cold Storage and Cooking Appliance and System" – Fall 2019/Winter 2020

2018/2019

2020

Filed provisional utility patent – Spring 2019

Closed friends and family round for initial funding of 55k – Fall 2018

Form, fit, mostly-functional prototype built with manufacturer identified – Spring 2020

Secret sauce materials identified and samples incorporated in prototype – Summer 2020

Use of Funds



Build production software infrastructure – Summer 2021

Formal product launch – Summer 2022

Close 500k funding round – Fall 2020/Winter 2021

Begin SueChef v2 development – Fall 2022

2021

Close 4.5M funding round – Winter 2022

2022

Build and qualify production ready hardware – Spring 2021

Launch marketing campaign, consumer testing, and presales – Fall 2021

Create inventory with **presales and inventory financing** – Winter 2022

Ramp up software, sales, and marketing operations – Spring 2022

Disclaimer: These are forward looking projections and are not guaranteed

Financial Projections

- - -

	Year 1	Year 2	Year 3	Year 4	Year 5
Unit Sales	0	2,548	24,624	95,911	100,079
Active Users	0	2,384	22,408	69,924	127,937
Avg. Meals per User per Month	6	6	6	6.5	6.5
Total Revenue	$-	$1,349,481	$16,772,447	$57,477,901	$105,413,507
Gross Margin	0.00%	12.61%	33.53%	44.87%	44.25%
EBITDA	$(471,350)	$(3,208,357)	$(778,711)	$9,951,066	$24,785,417
EBITDA Margin	0.00%	-237.75%	-4.64%	17.31%	23.51%

According to our financial projection, we will reach monthly profitability (GAAP) prior to end of year 3 and annual profitability by year 4. Our first 18 months will draw on capital prior to product launch. **Total of 194K units sold by the end of year 5.**

Disclaimer: These are forward looking projections and are not guaranteed

Exit Strategy – Merger or Acquisition

- - -

Potential acquisition companies include, but are not limited to:



Company	Price	Revenues	P/S Ratio	Year	Acquirer
BRAVA Oven	Undisclosed	5,000 customers	-	2019	Middleby
Yummly	$100M+	~$10M	10x ++	2017	Whirlpool
Home Chef	$700M	$250M	2.8x	2018	Kroger
Anova	$250M	$31M	8.1x	2017	Electrolux
Whisk	Undisclosed	~$8M	-	2019	Samsung

Experienced Management Team

- - -



MAXWELL WIEDER
CEO
Hardware and Systems Engineer. Works on rockets for NASA and dreams of space age autonomous cooking.



CLAYTON JAMES
CBO
Business and Finance. Works on multiple start-ups and dreams of never cooking again with SueChef.



EDWARD HOLZINGER
CTO
Software and Cyber Security Engineer. Works on secure mobile phones and dreams of making a meal with one.



BRIAN DUFFOO
DIRECTOR - MARKETING AND SALES
Marketing and Sales. Works on account management and marketing in pharmaceuticals ensuring brand consistency.

Our management team has a combined **7 degrees** from Johns Hopkins University

Diverse Extended Team

- - -



SCOTT WATERFALL
CONTRACTOR - MECHANICAL
AND MANUFACTURING



JOE WHITE
ADVISOR - TECHNOLOGY

AND MANUFACTURING
Mechanical designer and machinist with
experience medical and government.




GUY ROBERTS
CONTRACTOR – ELECTRICAL
Extensive experience in electronic
design at the board and system level
most recently with Zebra Technologies.



SVP and GM, Zebra Technologies (ZBRA)



ALISON BODOR
ADVISOR - FOOD
President & CEO, American Frozen Food
Institute

DARRYL ZAWADA
CONTRACTOR - PCB LAYOUT
Senior PCB layout technician on space
systems for a government contractor.





PHIL GARFINKLE
ADVISOR - MANUFACTURING
CEO and President, NewSight Reality
Venture Advisor, Gabriel VP

Our contractors have over 80 years of
manufacturing and engineering experience

Our advisors have provide a wealth of experience
across our multiple verticals

In Summary
• • •

What Makes SueChef a Winner?

1 SueChef reduces the amount
of time people spend on meal
preparation by removing them
from the equation by cooking
remotely

+

2 SueChef provides dine out
quality and on-the-fly meal
optionality of take out at the
price of eating in

+

3 SueChef has a built in freezer
so that meals don't need to be
decided ahead of time



+

4 SueChef allows meal
companies to get detailed
consumption data passively
and much cheaper than they
currently can

+

5 SueChef automatically tracks
macronutrients allowing
people to finally track diet and
exercise entirely
autonomously

=

